File № 82-4257



BANK VOZROZHDENIYE

7/4, Luchnikov pereulok, Moscow, Russia, 103696
phone: (095) 777-0-888
fax: (095) 929-19-99
E-mail: vbank@co.voz.ru

« 29 » april 2003 г.
№ 1101/2612

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



03022540

Re: Exemption № 82-4257

Dear Sir or Madam,

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Joint stock company Bank "Vozrozhdeniye" forward to you:

– Amendments and Alterations #1 introduced into the Charter of the Joint stock company Bank "Vozrozhdeniye".

Sincerely,

Alexander V. Dolgopolov
Deputy Chairman of the Board

Исп. Белова О.И.
тел. 14-25
Файл: C:\Мои документы\ADR1.doc

AGREED

Deputy Chief of Main Territorial Department
for Moscow of the Central Bank
of Russian Federation

Signature: G.S.Sitnikova
February 28th, 2003
Stamp: Central Bank of Russian Federation,
Moscow Territorial Division

AMENDMENTS AND ALTERATIONS # `1
introduced into the Charter
of Open Joint-stock Company Vozrozhdeniye» (Bank «Vozrozhdeniye» OAO),
main government registration number 1027700540680,
Registration date: December 17th, 2002,
Registration number of Bank of Russia according to the Book of Government Registration of Credit Institutions 1439 as of April 12th, 1991.

1. To state sub-item 17 of item 1.11 of article 1 in the following wording:
   «Branch KLINSKIY: ul. Karla Marxa 8A, Klin, Moscow Region, 141600».

2. To exclude sub-item 47 of item 1.11 of article 1 and to change accordingly the further number order.

3. Item 3.2 of article 3:
   - In indention 2 to substitute the word «documentary» for «non-documentary»;
   - In indention 3 to substitute the word «documentary» for «non-documentary».

4. Item 3.3. of article 3:
   - In indention 2 to substitute the word «documentary» for «non-documentary».

5. Sub-item d) of item 7.6.3. of article 7:
   - In indention 2 to substitute the word «documentary» for «non-documentary»;
   - In indention 4 to substitute the word «documentary» for «non-documentary»;
   - In indention 5 to substitute the word «documentary» for «non-documentary»;
   - In indention 6 to substitute the word «documentary» for «non-documentary»;
   - In indention 7 to substitute the word «documentary» for «non-documentary»;
   - In indention 8 to substitute the word «documentary» for «non-documentary»;

6. Item 11.4 of article 11:

To state the first indention in the following wording:
«The owners' title for the Bank's issued registered securities shall be certified in the register system by entries on the personal accounts of the register holder or in case of the securities title records in the depositary - by the DEPO accounts entries in the depositary. The document

certifying the title held by the registered issuing securities shall be the resolution on the securities issue";
To amend paragraph 11.4. with a new indention in the following wording:
«The owners' title for the demand issued securities shall be certified by certificates (if certificates are in possession of their holders) or by certificates and by the DEPO accounts entries in the depositary (if certificates are passed to depositary for custody). At the owner's request one certificate for two and more demand securities of one issue can be given out. This provision shall not be applied to the demand issued securities with obligatory centralized custody. The document certifying the rights held by the demand issued securities shall be the certificate and the resolution on the securities issue. In case of divergence of the text of the securities issue resolution from the text of the issued securities certificate the owner is entitled to demand exercise of the rights held by this security in the volume determined by the certificate»;

- To exclude the fourth indention;
- To consider the second and the third indentions respectively as the third and the fourth indentions.

7. Item 15.2 of article 15:
To state the first indention in the following wording:
«Bank shall be entitled to take decisions (declare) on payment of dividends on the placed shares by the results of the first quarter, half-year, nine months and (or) the overall financial year. Decision on the dividend payment (declaration) by the results of the first quarter, half-year and nine months of the financial year can be taken within three months following the end of the respective period».
To amend item 15.2. with a new indention, as following:
«Dividend shall be distributed among shareholders in proportion to a number of shares being in their possession. Decisions on the dividend payment (announcement), including decisions on the amount of dividend and the form of its payment on shares of each category (type), shall be taken by the General Meeting of shareholders. The size of dividends can not exceed the amount advised by the Bank's Supervisory Board».
To consider the second - the seventh indentions respectively as the third - the eighth indentions.

8. To state Item 15.3. of article 15 in the following wording:
«Bank shall not be entitled to take decision (declare) on dividend payment (including dividends by the results of the first quarter, half-year, nine months of financial year) on ordinary shares and preference shares with undetermined amount of dividend, if decision on dividend payment in the total amount is not taken (including accrued dividends on cumulative preferred shares) for all categories of preference shares with the dividend amount determined by the Bank's Charter (including dividends by the results of the first quarter, half-year, nine months of financial year)».

9. Item 15.8. of article 15:
To state the second sentence in the following wording:
«Shortlist of persons having right to receive dividends shall be drawn up on the date of compiling the shortlist of persons possessing the right to take part in General Meeting of shareholders, where decision on payment of the above dividends is taken».
To exclude the word «annual» from the third sentence.

10. To state item 15.9. of article 15 in the following wording:
«Term of dividend payment shall not exceed six months following the date of taking decision on dividend payment. Term and order of dividend payment by the results of the first quarter, half-year, nine months of financial year and (or) by the results of financial year shall be determined by the decision of the Shareholders' General Meeting of the Bank».

11. To state sub-item 17.2.11 of item 17.2. of article 17 in the following wording:
«Approval of annual reports, annual accounting statements, including profit and loss accounts of the Bank, as well as distribution of profit (including payment (declaration) of dividends, other than profit distributed as dividends by the results of the first quarter, half-year, nine months of financial year) and the Bank's losses by the results of financial year»;
To add the second indention with the following wording:
«Payment (declaration) of dividends by the results of the first quarter, half-year, nine months of financial year».

Amendments and alterations were introduced by the Special General Meeting of shareholders, Minutes #2 as of February 21st 2003.

Chairman of Supervisory Board
of Vozrozhdeniye Bank (OAO) *Seal of VBank* Yu.M.Marinichev